Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Supervisory Board of SAP SE:

We consent to the use of our report dated February 19, 2020, with respect to the consolidated statements of financial position of SAP SE as of December 31, 2019 and 2018, the related consolidated income statements, and the consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to changes in accounting for leases on January 1, 2019 and revenue from contracts with customers on January 1, 2018.
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Mannheim, Germany
January 12, 2021